Exhibit 11.1

December, 2024

Dear Employee,

Amdocs’ good name and reputation are the cumulative product of the conduct, dedication and competence of the people who are Amdocs – the employees.

As you know, Amdocs Limited (“Amdocs”), our parent company, is a publicly traded company and its securities are listed on the Nasdaq Global Select Market. Being a publicly traded company offers us greater opportunity and imposes on all of us certain additional responsibilities. We set forth a policy adopted by Amdocs that is designed to help all of us comply with legal requirements regarding inside information and compliance with rules relating to the resale of Amdocs’ securities. These policies do not provide answers to all questions that might arise; for that we must ultimately rely on each person’s good sense of what is right. However, the policy provides guidance for compliance, and in certain instances, sets forth when each of us has to consult with the appropriate Amdocs executive(s) prior to taking any action.

The enclosed guidelines provide, among other things, for a prohibition on trading in Amdocs securities by any person who is aware of material non-public information, a procedure for pre-clearing proposed transactions in Amdocs securities by directors, executive officers, and certain employees, and guidelines with respect to “black-out” periods in which certain transactions in Amdocs securities are prohibited.

Please read the policy carefully and make sure you understand it and the consequences of non-compliance. Should you have any further questions, please refer them to codeofconduct@amdocs.com.

Very truly yours,

Michal Topolski

General Counsel and Compliance Officer

To:	All Directors, Officers and Employees

Re:	Statement of Amdocs Policy Regarding Non-Public Information and Securities Trading by Amdocs Directors and Personnel

1. Background

Law enforcement officials in the United States have been vigorously pursuing violations of United States insider trading laws, which in general prohibit the purchase or the sale of a company’s securities while aware of any material non-public information (as described below in Section 2.B.) and the disclosure to any other person of any material non-public information if it is reasonably foreseeable that such person may use that information in purchasing or selling securities. The United States Congress has encouraged such prosecutions by adopting laws, which, among other things, dramatically increase the penalties for “controlling persons” for violations by company directors and personnel. If companies like Amdocs do not take active steps to prevent insider trading by company directors and personnel, the consequences could be severe for both the individuals involved as well as for the company.

This Statement of Amdocs Policy Regarding Non-Public Information and Securities Trading by Amdocs Directors and Personnel (the “Policy”) sets forth standards for employees, officers, and directors of Amdocs Limited, its subsidiaries, and other business entities controlled by it worldwide (“Amdocs”) with regard to trades in Amdocs securities. In addition to responding to the directives of the insider trading legislation, Amdocs adopts this Policy to:

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prevent inadvertent violations of the insider trading laws;
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assist its employees, officers, and directors in complying with insider trading laws so as to avoid personal liability;
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protect Amdocs from controlling person liability; and
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avoid even the appearance of impropriety on the part of those employed by, or associated with, Amdocs.

In addition to insider trading laws, holders of Amdocs securities may be subject to additional U.S. or other securities laws restrictions. Shares of Amdocs that were not registered pursuant to the Securities Act of 1933 (the “Securities Act”) and are held by directors, certain officers, and affiliates of Amdocs may be “restricted securities.” Shares of Amdocs held by directors and certain officers of Amdocs may also be deemed “control securities.” Holders of restricted securities and/or control securities cannot sell their shares unless they satisfy certain conditions and follow certain procedures under the securities laws, which may include a filing with the U.S. Securities and Exchanges Commission (the “SEC”). While such shares may generally be sold pursuant to the “safe harbor” provisions contained in Rule 144 under the Securities Act, directors, officers and employees holding such shares should consult with their stockbroker and legal counsel to ensure compliance with the procedural requirements of the Securities Act and Rule 144.

2. Insider Trading

A. The Consequences of Insider Trading

The consequences of insider trading violations can be staggering:

For individuals who trade on the basis of non-public information (or tip information to others):

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A civil penalty of the greater of up to $1 million or three times the profit gained or loss avoided;
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A criminal fine (no matter how small the profit) of up to $5 million; and
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A jail term of up to twenty years.

For a company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading:

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A civil penalty of the greater of up to $1 million or three times the profit gained or loss avoided as a result of the employees violation; and
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A criminal penalty of up to $25 million.

Moreover, if an employee violates the Policy, Amdocs could impose sanctions, including dismissal for cause, resulting from a failure to comply with Amdocs’ policies or procedures. Needless to say, any of the above consequences would be severe. An investigation by the SEC, even one that does not result in prosecution, can tarnish one’s reputation and irreparably damage a career.

B. Amdocs Policy

If a director, officer or any employee is aware of material non-public information relating to Amdocs, it is Amdocs’ policy that neither that person, nor any related person or entity, may gift,

buy or sell securities of Amdocs or engage in any other action to take advantage of, or pass on to others, that information. This Policy also applies to trading securities or disclosing information of another company, including Amdocs customers or suppliers, while aware of relevant non-public information obtained in the course of employment.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception. Even the appearance of an improper transaction must be avoided to preserve Amdocs’ reputation of adhering to the highest standards of conduct.

The prohibition on purchases and sales of Amdocs securities while aware of material non-public information concerning Amdocs does not apply to a transaction pursuant to a Rule 10b5-1 trading plan. Such “10b5-1 sales plans” are discussed further in Section 2.C. of this Policy regarding “Black-Out Periods.”

What is Material Information? Material information is information that a reasonable investor would consider important in a decision to buy, hold or sell stock. In short, any information that could reasonably affect the price of the stock may be considered material.

Examples – Common examples of information that will frequently be regarded as material are: new customers, contracts, or significant sales; annual or quarterly financial results; projections of future earnings or losses; news of a pending or proposed merger, acquisition or tender offer; major management changes; significant new products or discoveries; financial liquidity problems; the gain or loss of a substantial customer or supplier; news of a significant sale of assets or the disposition of a subsidiary; and changes in dividend policies or the declaration of a stock split or the offering of additional securities. Either positive or negative information may be material.

When is Information Considered “Non-Public”? Information concerning Amdocs is considered non-public if it has not been disseminated in a manner making it available to investors generally on a broad-based non-exclusionary basis, typically through a press release issued by Amdocs, a broad-based conference or webinar or a public filing with the SEC. Because it is important to Amdocs that the investing public be afforded an opportunity to receive such publicly announced information and to act upon it, Amdocs also prohibits officers, directors and certain other employees, as may be designated from time to time by the Board, CEO, CFO or General Counsel (the “Designated Employees”) from trading in Amdocs securities immediately following a public announcement of material information. Each of the Designated Employees will be notified by Amdocs and the list of the Designated Employees may change from time to time. Accordingly, as a general rule, directors, officers, and Designated Employees should not engage in any transactions until the second business day after a formal announcement is made to the public via a press release disseminated by Amdocs or a filing with the SEC.

Twenty – Twenty Hindsight. There is no bright-line rule as to what constitutes material non-public information. If certain securities transactions become the subject of scrutiny, they will be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction, directors, officers, and employees should carefully consider how regulators and others might view the transaction in hindsight.

Transactions by Family Members or Related Entities. The restrictions that apply to directors, officers, and employees also apply to their spouses, domestic partners, minor children (even if financially independent) (collectively, “Family Members”) and others living in their households as well as anyone to whom directors, officers, and employees provide significant financial support. They also apply to all corporations, partnerships, trusts, or other entities or accounts they own or control. All Amdocs directors and personnel are expected to be responsible for the compliance of their immediate family, household members, and controlled business interests. Together, these are “Insiders.”

Tipping Information to Others. Each individual who has access to material non-public information must exercise great caution in preserving the confidentiality of that information within Amdocs. The communication of such information other than on a “need to know” basis to third parties, or recommending, suggesting or discussing the purchase or sale of Amdocs stock while in possession of such information, is a violation of this Policy and can be unlawful, whether or not the individual derives any benefit from another’s actions. In fact, the SEC has imposed a $470,000 penalty on a tipper even though he did not profit from his tippees’ trading.

Gifts of Securities. Gifts of Amdocs’ securities should only be made (i) when a director, an officer, or a Designated Employee is not in possession of material non-public information and (ii) outside a “black-out” period. Gifts of Amdocs’ securities are otherwise subject to the guidelines and restrictions set forth in this Policy.

Other Prohibited Trading Activities. Directors, officers, and Designated Employees, and their families and controlled business entities may not at any time engage in any short sales of Amdocs securities or in any derivative transactions (including transactions involving options, puts, calls, prepaid variable forward contracts, equity swaps, collars and exchange funds or other derivatives) that are designed to hedge or speculate on any change in the market value of Amdocs’ equity securities.

Avoid Speculation. Investing in Amdocs’ common stock or other securities provides an opportunity to share in the future growth of Amdocs. But investment in Amdocs and sharing in the growth of Amdocs does not mean short range speculation based on fluctuations in the market. Such activities put the personal gain of the Insider in conflict with the best interests of Amdocs and its stockholders. Although this Policy does not mean that Insiders may never sell shares, Amdocs encourages Insiders to avoid day trading or other frequent trading in Amdocs stock. Speculating in Amdocs stock is not part of the Amdocs culture.

Other Companies’ Stock. Directors, officers and employees who learn information about suppliers, customers or competitors through their work at Amdocs, should keep it confidential and not buy or sell stock in such companies until the information becomes public. Directors, officers and employees should not give tips about such stock.

C. “Black-Out” Periods

Because certain Amdocs directors and personnel may be more likely to have advance access to periodic financial and other material information, Amdocs has established regular “black-out” periods further restricting trading by Amdocs directors and personnel. All directors, executive officers, and Designated Employees, are subject to such “black-outs.” During a black-out period, trading in Amdocs securities by such individuals is prohibited, except as set forth below. Regular black-out periods coincide with the release of Amdocs quarterly and annual financial information. Regular quarterly black-out periods are imposed one week prior to the end of a fiscal quarter and last until the second business day after Amdocs has put out an earnings press release for that fiscal quarter. Similarly, the same persons must refrain from trading in Amdocs securities from one week prior to the end of a fiscal year until the second business day after Amdocs has put out a year-end earnings press release. These periods are established to help protect directors, officers, employees, and Amdocs from any appearance of insider trading. Insiders must also refrain from trading during black-out periods.

From time to time, Amdocs may initiate additional “special” black-out periods as follows:

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at the beginning of any public earnings-related or significant corporate transaction announcement that will end upon the completion of the second business day after such announcement; and

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during such other periods as may be established by the Board, CEO, CFO or General Counsel in light of particular events or developments affecting Amdocs.

In addition, no person prohibited from trading under a special black-out may inform a person not subject to such black-out of the existence of the special black-out or of the particular events or developments in effect giving rise to such black-out.

The prohibitions on purchases and sales of Amdocs securities during corporate black-out periods do not apply to:

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purchases or sales made pursuant to a binding contract, written plan or specific instruction (a “trading plan”) that is adopted and operated in compliance with Rule 10b5-1; provided such trading plan: (1) is in writing; (2) was submitted to Amdocs for review by Amdocs prior to its adoption; (3) was not adopted during a corporate blackout period or while having knowledge of material non-public information; and (4) the trading plan was adopted in, and is being operated in, good faith; and
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exercises of stock options or the surrender of shares to Amdocs in payment of the exercise price or in satisfaction of any tax withholding obligations, in each case in a manner permitted by the applicable stock option; provided, however, that the securities so acquired will be treated like any other stock and may not be sold (either outright or in connection with a “cashless” exercise transaction through a broker) during a corporate black-out period or otherwise by an employee who is in possession of material non-public information.

D. Public Resales – Rule 144

The Securities Act requires every person who offers or sells a security to register such transaction with the SEC unless an exemption from registration is available. Rule 144 under the Securities Act is the exemption typically relied upon for (i) public resales by any person of “restricted securities” (i.e., unregistered securities acquired in a private offering or sale) and (ii) public resales by directors, officers and other control persons of a company (known as “affiliates”) of any of Amdocs’ securities, whether restricted or unrestricted.

The exemption in Rule 144 may only be relied upon if certain conditions are met. These conditions vary based upon whether the person seeking to sell the securities is an affiliate or not. Application of the rule is complex and Company directors, officers and employees should not make a sale of Company securities in reliance on Rule 144 without obtaining the approval of the General Counsel, who may require the director, officer or employee to obtain an outside legal opinion satisfactory to the General Counsel concluding that the proposed sale qualifies for the Rule 144 exemption.

Holding Period. Restricted securities issued by a reporting company must be held and fully paid for a period of six months prior to their sale. The holding period requirement does not apply to securities held by affiliates that were acquired either in the open market or in a public offering of securities registered under the Securities Act. Generally, if the seller acquired the securities from someone other than Amdocs or an affiliate of Amdocs, the holding period of the person from whom the seller acquired such securities can be “tacked” to the seller’s holding period in determining if the holding period has been satisfied.

Current Public Information. Current information about Amdocs must be publicly available before the sale can be made. Amdocs’ periodic reports filed with the SEC ordinarily satisfy this requirement. If the seller is not an affiliate of Amdocs issuing the securities (and has not been an affiliate for at least three months) and one year has passed since the securities were acquired from the issuer or an affiliate of the issuer (whichever is later), the seller can sell the securities without regard to the current public information requirement.

Rule 144 also imposes the following additional conditions on sales by persons who are “affiliates.” A person or entity is considered an “affiliate,” and therefore subject to these additional conditions, if it is currently an affiliate or has been an affiliate within the previous three months:

Volume Limitations. The amount of debt securities that can be sold by an affiliate and by certain persons associated with the affiliate during any three-month period cannot exceed 10% of a tranche (or class when the securities are non-participatory preferred stock), together with all sales of securities of the same tranche sold for the account of the affiliate. The amount of equity securities that can be sold by an affiliate during any three-month period cannot exceed the greater of (i) one percent of the outstanding shares of the class or (ii) the average weekly reported trading volume for shares of the class during the four calendar weeks preceding the time the order to sell is received by the broker or executed directly with a market maker.

Manner of Sale. Equity securities held by affiliates must be sold in unsolicited brokers’ transactions, directly to a market-maker or in riskless principal transactions.

Notice of Sale. An affiliate seller must file a notice of the proposed sale with the SEC at the time the order to sell is placed with the broker, unless the amount to be sold neither exceeds 5,000 shares nor involves sale proceeds greater than $50,000. See “Filing Requirements.”

Bona fide gifts are not deemed to involve sales of shares for purposes of Rule 144, so they can be made without limitation on the amount of the gift, subject to the terms of this Policy and in compliance with applicable law. Donees who receive restricted securities from an affiliate generally will be subject to the same restrictions under Rule 144 that would have applied to the donor, depending on the circumstances.

E. Private Resales

Directors and officers also may sell securities in a private transaction without registration pursuant to Section 4(a)(7) of the Securities Act, which allows resales of shares of reporting companies to accredited investors, provided that the sale is not solicited by any form of general solicitation or advertising. There are a number of additional requirements, including that the seller and persons participating in the sale on a remunerated basis are not “bad actors” under Rule 506(d)(1) of Regulation D or otherwise subject to certain statutory disqualifications; Amdocs is engaged in a business and not in bankruptcy; and the securities offered have been outstanding for at least 90 days and are not part of an unsold underwriter’s allotment. Private resales must be reviewed in advance by Amdocs’ General Counsel and may require the participation of outside counsel.

F. Restrictions on Purchases of Company Securities

In order to prevent market manipulation, the SEC adopted Regulation M under the Exchange Act. Regulation M generally restricts Amdocs or any of its affiliates from buying Amdocs stock, including as part of a share buyback program, in the open market during certain periods while a distribution, such as a public offering, is taking place. You should consult with Amdocs’ General Counsel if you desire to make purchases of Amdocs stock during any period in which Amdocs is conducting an offering. Similar considerations may apply during period when Amdocs is conducting or has announced a tender offer.

G. Pledging of Securities, Margin Accounts

Pledged securities may be sold by the pledgee without the pledgor’s consent under certain conditions. For example, securities held in a margin account may be sold by a broker without the customer’s consent if the customer fails to meet a margin call. Because such a sale may occur at a time when an Insider has material inside information or is otherwise not permitted to trade in Amdocs securities, Amdocs prohibits Insiders from pledging Amdocs securities in any circumstance, including by purchasing Amdocs securities on margin or holding Amdocs securities in a margin account.

H. Amdocs Assistance

Amdocs shall take reasonable steps designed to ensure that all directors, officers, and employees of Amdocs are educated about, and periodically reminded of, the U.S. securities law restrictions and Amdocs policies regarding insider trading. Directors, officers and employees shall be required to certify their understanding of, and intent to comply with the Policy. For any questions about a specific transaction, employees may obtain additional guidance from the CFO and/or the General Counsel, and are strongly encouraged to do so. However, the ultimate responsibility for adhering to the Policy and avoiding improper transactions rests with the employee. In this regard, it is imperative that employees use their best judgment.

I. Pre-Clearance of All Trades by Directors, Executive Officers, and Designated Key Employees

To provide assistance in preventing inadvertent violations and avoiding even the appearance of an improper transaction (which could result, for example, where an officer engages in a trade while unaware of a pending major development), Amdocs is implementing the following procedure:

All transactions in Amdocs securities, including acquisitions, dispositions, transfers, gifts, exercise of stock options, etc. by directors, executive officers, and designated key employees, as may be designated from time to time by the CEO, CFO or General Counsel, and their Insiders must be pre-cleared by the CFO and the General Counsel. If a person subject to this section wishes to engage in a transaction in Amdocs securities, he or she must first contact the CFO and the General Counsel and obtain clearance in advance. If the CFO and/or the General Counsel indicate that such a transaction would be considered improper, such person must not engage in the transaction. No transactions in Amdocs securities will be approved during a black-out period. The purpose of the pre-clearance procedure is to prevent transactions that are improper, not to definitively state whether a transaction is proper. If the CFO and General Counsel give clearance to an individual regarding a transaction, it is ultimately the responsibility of such individual to comply with the insider trading laws. Only the individual can know whether he or she is aware of material non-public information.

J. Filing Requirements

Form 144. An affiliate seller relying on Rule 144 must file a notice of proposed sale with the SEC at the time the order to sell is placed with the broker unless the amount to be sold during any three-month period neither exceeds 5,000 shares nor involves sale proceeds greater than $50,000.

For additional filing requirements as may be relevant under Schedule 13D and 13G of the Exchange Act, when acquiring stock in excess of certain thresholds, please refer to Exhibit A.

Exhibit A

Schedule 13D and 13G. Section 13(d) of the Exchange Act requires the filing of a statement on Schedule 13D (or on Schedule 13G, in certain limited circumstances) by any person or group that acquires beneficial ownership of more than five percent of a class of equity securities registered under the Exchange Act. The threshold for reporting is met if the stock owned, when coupled with the amount of stock subject to options exercisable within 60 days, exceeds the five percent limit.

A report on Schedule 13D is required to be filed with the SEC and submitted to Amdocs within ten days after the reporting threshold is reached. If a material change occurs in the facts set forth in the Schedule 13D, such as an increase or decrease of one percent or more in the percentage of stock beneficially owned, an amendment disclosing the change must be filed promptly. A decrease in beneficial ownership to less than five percent is per se material and must be reported.

A limited category of persons (such as banks, broker-dealers and insurance companies) may file on Schedule 13G, which is a much abbreviated version of Schedule 13D, as long as the securities were acquired in the ordinary course of business and not with the purpose or effect of changing or influencing the control of the issuer. A report on Schedule 13G is required to be filed with the SEC and submitted to Amdocs within 45 days after the end of the calendar year in which the reporting threshold is reached.

A person is deemed the beneficial owner of securities for purposes of Section 13(d) if such person has or shares voting power (i.e., the power to vote or direct the voting of the securities) or dispositive power (i.e., the power to sell or direct the sale of the securities). A person filing a Schedule 13D may seek to disclaim beneficial ownership of any securities attributed to him or her if he or she believes there is a reasonable basis for doing so.